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                                                                     EXHIBIT 2.1


NORDSON WILL ACQUIRE EFD, INC; ADDS HIGH GROWTH BUSINESS,
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EXPANDS PRECISION DISPENSING CAPABILITIES
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WESTLAKE, Ohio - September 21, 2000 - Nordson Corporation (Nasdaq-NDSN)
announced today that it has signed a definitive agreement to purchase EFD, Inc., a privately held company headquartered in East Providence, Rhode Island, with annualized revenue of more than $61 million.

EFD is the world's leading producer of precision, low-pressure, industrial dispensing valves and components. The company's valve applicators are used to dispense a variety of fluids, including solder paste, electronic coatings and adhesives, fluxes, inks, paints, sealants, and solvents. EFD's products are especially well suited for the high-growth electronics and medical product markets.

"EFD's product line complements our high growth businesses for dispensing high-performance materials for markets such as electronics and product assembly," said Edward P. Campbell, Nordson president and chief executive officer. "This acquisition will leverage Nordson's unique global position and accelerate growth in targeted markets with EFD's outstanding reputation and high-quality products."

Campbell added, "The addition of EFD fits our strategy of acquiring companies with market-leading positions and above-average growth. EFD has delivered a consistent growth record for sales and profits, and strong cash flow."

EFD President John S. Carter will be retiring from the company. Carter founded EFD in 1963 and built the company into a successful organization with more than 280 employees at four locations in Rhode Island, the United Kingdom and France.

                                     -more-

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Nordson Corporation -September 21, 2000 - Page 2 of 2

Randall D. Richardson, vice president, Nordson's nonwovens systems group, will succeed Carter at EFD. Richardson joined Nordson in 1981 and previously was vice president of the company's packaging and product assembly group.

The $280 million transaction is expected to close at the end of October, subject to customary conditions and regulatory review.

Nordson will broadcast a conference call regarding this acquisition on the news page of the company's Web site, www.nordson.com, on Friday, September 22, 2000, at 9 a.m. EDT. For those unable to listen to the live broadcast, a replay will be available until midnight on September 29.

Nordson Corporation is the world's leading producer of precision dispensing equipment. Nordson systems apply adhesives, sealants and coatings to a broad range of consumer and industrial products during manufacturing operations, helping customers meet quality, productivity and environmental targets. The company also manufactures technology-based systems for curing and surface treatment processes. Headquartered in Westlake, Ohio, Nordson has direct operations in 31 countries and approximately 4,000 employees worldwide. Additional information on Nordson Corporation can be found on the company's Web site, www.nordson.com; information on EFD, Inc. can be found at www.efd-inc.com.

Except for the historical information and comparisons contained herein, statements included in this release may constitute "forward-looking statements," as defined by The Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors, as discussed in the company's filings with the Securities and Exchange Commission that could cause actual results to differ materially.


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